WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 13, 2010

J. Noland McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-164524

Dear Mr. McWilliams:

We have filed on EDGAR the above Amendment No. 1.

Page number references in the attached Response Table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	2	We have not included the language as we are not using this Prospectus in any manner prior to the effective date.
2 .	4, 19 – 20
We have revised the description of Business in both the “Summary” and “Business” sections, which revision includes disclosure of steps the Company has taken since inception and will continue to take to be able to generating revenues.

3 .	4, 26	We have added a discussion of this financial information in “Summary” and “Liquidity.”
4 .	4	Language eliminated in the revision. Accordingly, no legal opinion is being provided.
5 .	5-6	Revised.
6 .	7	Risk factor entitled “If we are unable to provide a satisfactory customer experience, our reputation would be harmed and we could lose customers.” added to address this comment.
7 .	10	Risk factor concerning management time devoted added.
8 .	7 - 8
Risk factor entitled “Due to the international nature of our business, political or economic changes or other factors could harm our future revenue, costs and expenses and financial condition.”  added to address this comment.

9 .	6
Risk factor entitled “We will need additional financing to execute our business plan and fund operations, which additional financing may not be available, in which case our ability to implement our business plan will be impaired.” added to address this comment.

10 .	7
Risk factor entitled “Additional financing we obtain to execute our business plan and fund operations may be dilutive to existing stockholders, which could reduce the value of your investment.” added to address this comment.

11 .	8
Risk factor now entitled “As a new entrant to the airline charter business, we will be subject to an increased risk that we may be negatively affected by changing economic conditions which could reduce our ability to generate revenues.” revised to address this comment.

12 .	10	We have clarified we are now a penny stock in this risk.
13 .	11	We have removed the requested language.
14 .	12	We have revised the entire “Determination of Offering Price” section and added the information concerning factors considered.
15 .	12	We have added the following sentence: “As this is considered our initial public offering, these safe harbor provisions do not apply.”
16 .	13	We have added information supporting our use of these exemptions.
17 .	14	We have added footnotes concerning beneficial ownership of people with the same names or who are beneficial owners through entities.
18 .	13, 15	We have added the following: “All selling security holders may be deemed underwriters.”
19 .	17
We have added the following:  “As of April 7, 2010, our President serves about 20% of his time for our company. Both Vice Presidents currently work about 30% for Hermes Jets, Inc. It is planned that the Vice Presidents will increase their time spent during the upcoming months and take over full employment positions by the third quarter of 2010.”

20 .	18	Table revised to show Mr. Wadsack individually and other beneficial ownership footnoted.
21 .	19 - 24	The entire Business section has been rewritten in response to this comment. As noted above, additional risk factors have been added.
22 .		Sentence eliminated in revision.
23 .		This discussion entirely revised.
24 .		Sentence eliminated in revision.

25 .	20
The following language was added in the revision to clarify:  “As of today, we are in communication with several potential third-party operators all over Europe and are negotiating terms and conditions of such a potential collaboration. Because we are still at the stage of developing our operational business, no third-party operator agreement has been closed so far.”

26 .	21	Entire “Target Markets” subsection revised to disclose this information.
27 .		Sentence eliminated in revision.
28		Discussion eliminated in revision.
29	21- 22	Reference to “premium brand” eliminated in revision and discussion entirely revised.
30	22
Following language added in revision:  “As of today, our plans are aspirational in nature in that we have no contracts, agreements or commitments with any sales agents.  However, we are in negotiations with several potential sales representatives in Bulgaria, the Ukraine and Belarus. We plan to close the first sales-agent agreements by the end of the third quarter of 2010. The extension of our network of sales representatives is an ongoing process which will be actively supported during the next 36 months. The successful set-up of a wide network of sales representatives requires, first of all, extensive research and communication and the production and delivery of the necessary promotion material, such as hard-copy presentations, catalogues and flyers. We have budgeted a total estimated cost of USD $20,000 to complete a basic network of independently working sales representatives covering our major target markets by the end of 2010. This budget includes expenses for communication, travelling and legal work.”

31	21
Following language added in revision:  “The remuneration model of sales representatives will be based on success-fee only, which means that sales representative will be paid on commission only. Such commission will be a to-be-determined certain percentage of the total invoice amount which the Company bills to its end clients.”

32		Information disclosed. See response to Comment 30 above.
33		References removed.
34	22
Following language added in revision:  “As of today, we have not entered into any arrangements with publications and/or trade shows listed in our communication mix schedule. It is planned to start with the media-based marketing and advertising work as soon as the brokerage platform is fully working and the first sales agents are under contract, which is expected by the end of the third quarter of 2010. The selection of specific media products will depend on the related geographic markets, where we will start our promotion and sales activities.”

35	20
Following language added in revision:  “As of today, we have not yet entered into any broker agreements with clients or generated any revenue. In order to do so, we need to complete our supplier database, finalize our web-based brokerage platform, acquire flight capacity and start marketing and sales activity according to our business plan schedule. We anticipate that we can complete these within the next three to six months, and that $150,000 to $200,000 will be needed to finance this. We estimate that the cost to maintain the IT and telecommunications infrastructure to support our brokerage platform will be approximately $15,000 per year after it is established. Yearly cost may increase depending on the further need for extension and maintenance of the systems. There is substantial doubt about our ability to continue as a going concern over the next twelve months.”

36	22
The following sentence has been added:  “As a service provider with focus on brokering third-party owned business jets but without any type of self-managed flight operation, the company does not fall under the US American Federal Aviation Regulations (FAR) of the Federal Aviation Administration (FAA) or the European regulations for Air Operator Certificate (AOC) of the European Aviation Safety Agency (EASA) and therefore does not need any specific approval and/or certificate from the government or any international and/or national aviation regulation board.”

37	22	The Company will not seek to operate its own fleet.
38	22	We have discussed both U.S. and non-US regulations that apply to our supplier/operators. See also response to Comment 36.
39	23 - 24	We have revised the entire “Competition” section in response to this comment.
40	23 - 24	We have revised the entire “Competition” section in response to this comment.

41	25 - 27	We have substantially rewritten and updated MDA. This statement was removed.
42	25 - 27	We have substantially rewritten and updated MDA. This information is set forth in the subsections “Plan of Operations” and “Liquidity and Capital Resources.”
43	25 - 27	We have substantially rewritten and updated MDA. This statement was removed.
44	25 - 27	We have substantially rewritten and updated MDA. This information is set forth in the subsection “Liquidity and Capital Resources.”
45		“The reference to the issuance of common stock for consulting fees in 2008 was erroneously included; as such we have deleted the reference in response to this comment.”
46		Header deleted.
47		“We have revised the table in response to this comment.”
48		Erroneous footnote one eliminated.
49
“We have revised the summary compensation table to include consulting fees paid to directors. There is no written employment agreement with any directors. These were disclosed in the notes to the financial statements under “related party” as well.”

50		“We revised to include a line item for “Net Loss” in the Statements of Operations in response to this comment.”
51
“We revised to incorporate the increase in accounts payable and accrued liabilities for the year ended December 31, 2009.  The “Cash, End of Period” now agrees with the cash in our December 31, 2009 balance sheet.”

52
“This is not applicable as financial statements issued in the filing are for the year ended December 31, 2009, period from Inception to December 31, 2008 and cumulative period from Inception to December 31, 2009. We have revised Note B accordingly.”

53
“We have changed the Balance Sheet and Statement of Stockholders Equity (Deficit) as of December 31, 2008 to include a stock subscription receivable of $10,500. As such line item on Statement of Stockholder’s Equity (Deficit) “Founder shares subscribed at $.003” agrees to disclosures elsewhere in the filing.”

54	Ex 5-1	The amount is fully paid and the Company has refiled an updated opinion of Counsel.
55		Updated financials filed and related updated information disclosed.
56	Ex 23-1	Updated consent filed.